

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

William Clark
Chief Executive Officer
Genocea Biosciences, Inc.
100 Acorn Park Drive
Cambridge, MA 02140

>   **Re: Genocea Biosciences, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Response dated October 25, 2017**
>   **File No. 001-36289**

Dear Mr. Clark:

We have reviewed your October 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Our Immuno-Oncology Program, page 12

1.   We note your response to our prior comment 3 and reissue the comment, in part. Please confirm that you will disclose the material terms of these collaboration agreements, including financial obligations, payments paid to date, commercialization rights and term and termination provisions. Please provide us with a detailed analysis supporting your determination that these agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Please contact Ada D. Sarmento at (202) 551-3798 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Marc Rubenstein, Esq.